UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,798
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,798
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,610
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 165,610
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,395
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 171,395
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 575,261
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,598
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,598
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,859
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,538,859
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,859
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,538,859
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,538,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,538,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,336
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,588[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Joseph C. Izganics
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON John Serino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Paul G. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

The following constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned.  This Amendment No. 16 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to read as follows:

Following the Annual Meeting of Stockholders held by the Issuer on July 8, 2009, Ramius’s director nominees, Messrs. Feld, Izganics, Serino, and White, are no longer members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Section 13d group”) and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 16 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,538,859 Shares beneficially owned in the aggregate by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund is approximately $46,137,000, excluding brokerage commissions.

Mr. Feld directly owns 6,588 Shares awarded by the Issuer.

The purchase cost of the 500 Shares beneficially owned by Mr. Izganics is $8,135, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,005,301 Shares outstanding, as of June 9, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 11, 2009.

CUSIP NO. 125-902106

A.           Value and Opportunity Master Fund

(a)	As of the close of business on August 7, 2009, Value and Opportunity Master Fund beneficially owned 797,988 Shares.

Percentage: Approximately 11.4%

(b)	1. Sole power to vote or direct vote: 797,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,988
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 15.

B.	Starboard Value & Opportunity Fund

(a)	As of the close of business on August 7, 2009, Starboard Value & Opportunity Fund beneficially owned 165,610 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 165,610
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 165,610
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value & Opportunity Fund since the filing of Amendment No. 15 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on August 7, 2009, Merger Arbitrage Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

(c)	Merger Arbitrage Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 15.

CUSIP NO. 125-902106

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on August 7, 2009, Leveraged Multi-Strategy Master Fund beneficially owned 19,068 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 19,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,068
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 15 are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on August 7, 2009, Multi-Strategy Master Fund beneficially owned 171,395 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 171,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 171,395
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 15 are set forth in Schedule A and are incorporated by reference.

F.	Enterprise Master Fund

(a)	As of the close of business on August 7, 2009, Enterprise Master Fund beneficially owned 192,798 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 192,798
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,798
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 15 are set forth in Schedule A and are incorporated by reference.

G.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value & Opportunity Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund and (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund.

Percentage: Approximately 13.8%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 963,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 963,598
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 171,395 Shares owned by Multi-Strategy Master Fund, (ii) 192,000 Shares owned by Merger Arbitrage Master Fund, (iii) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund, and (iv) 192,798 Shares owned by Enterprise Master Fund.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 575,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,261
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 192,798 Shares owned by Enterprise Master Fund.

Percentage: Approximately 22.0%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 1,538,859
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,538,859
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 192,798 Shares owned by Enterprise Master Fund.

Percentage: Approximately 22.0%

(b)	1. Sole power to vote or direct vote: 1,538,859
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,538,859
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 192,798 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 22.0%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,538,859
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,538,859

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Feld

(a)
As of the close of business on August 7, 2009, Mr. Feld beneficially owned 6,588 Shares. Mr. Feld, as a member of the Section 13d group, is deemed the beneficial owner of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 192,798 Shares owned by Enterprise Master Fund.  Mr. Feld disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Feld has not entered into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

M.	Mr. Izganics

(a)
As of the close of business on August 7, 2009, Mr. Izganics beneficially owned 500 Shares.  Mr. Izganics, as a member of the Section 13d group, is deemed the beneficial owner of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 192,798 Shares owned by Enterprise Master Fund.  Mr. Izganics disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares since the filing of Amendment No. 15 on behalf of Mr. Izganics, Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

N.	Messrs. Serino and White

(a)
As of the close of business on August 7, 2009, neither of Messrs. Serino or White directly owned any Shares.  Each of Messrs. Serino and White, as members of the Section 13d group, is deemed the beneficial owners of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 165,610 Shares owned by Starboard Value & Opportunity Fund, (iii) 171,395 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 19,068 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 192,798 Shares owned by Enterprise Master Fund.  Each of Messrs. Serino and White disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Neither of Messrs. Serino or White entered into any transactions in the Shares since the filing of Amendment No. 15.  The transactions in the Shares since the filing of Amendment No. 15 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

CUSIP NO. 125-902106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, dated April 27, 2009.

On August 10, 2009, Ramius Value and Opportunity Master Fund, Ramius Leveraged Multi-Strategy Master Fund, Ramius Enterprise Master Fund, Starboard Value & Opportunity Fund, Ramius Merger Arbitrage Master Fund, Ramius Multi-Strategy Master Fund, Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, Messrs. Cohen, Stark, Strauss and Solomon entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 16 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Starboard Value & Opportunity Fund, LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 10, 2009.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

STARBOARD VALUE & OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Joseph C. Izganics, John Serino and Paul G. White

/s/ Peter A. Feld
Peter A. Feld, individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 15 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

STARBOARD VALUE & OPPORTUNITY FUND, LLC

(3,699)	17.7600	07/22/09
(5,706)	18.1096	07/23/09
(3,449)	17.9437	07/24/09
(3,511)	17.9807	07/27/09
(3,825)	17.8398	07/28/09
(3,636)	18.4743	07/29/09
(3,104)	18.6961	07/30/09
(2,508)	18.3328	07/31/09
(3,762)	18.6287	08/03/09
(4,326)	18.6626	08/04/09
(4,201)	18.7560	08/05/09
(2,634)	18.5069	08/06/09
(2,069)	18.8545	08/07/09

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

(808)	17.7600	07/22/09
(1,247)	18.1096	07/23/09
(754)	17.9437	07/24/09
(767)	17.9807	07/27/09
(836)	17.8398	07/28/09
(795)	18.4743	07/29/09
(678)	18.6961	07/30/09
(548)	18.3328	07/31/09
(822)	18.6287	08/03/09
(945)	18.6626	08/04/09
(918)	18.7560	08/05/09
(575)	18.5069	08/06/09
(452)	18.8545	08/07/09

CUSIP NO. 125-902106
RAMIUS MULTI-STRATEGY MASTER FUND LTD

(655)	17.7600	07/22/09
(1,010)	18.1096	07/23/09
(610)	17.9437	07/24/09
(622)	17.9807	07/27/09
(677)	17.8398	07/28/09
(644)	18.4743	07/29/09
(549)	18.6961	07/30/09
(444)	18.3328	07/31/09
(666)	18.6287	08/03/09
(766)	18.6626	08/04/09
(744)	18.7560	08/05/09
(466)	18.5069	08/06/09
(366)	18.8545	08/07/09

RAMIUS ENTERPRISE MASTER FUND LTD

(738)	17.7600	07/22/09
(1,137)	18.1096	07/23/09
(687)	17.9437	07/24/09
(700)	17.9807	07/27/09
(762)	17.8398	07/28/09
(725)	18.4743	07/29/09
(619)	18.6961	07/30/09
(500)	18.3328	07/31/09
(750)	18.6287	08/03/09
(863)	18.6626	08/04/09
(837)	18.7560	08/05/09
(525)	18.5069	08/06/09
(413)	18.8545	08/07/09